Exhibit 99.1

Ballard Reports Q2 2017 Results

•	50% Revenue Growth, 35% Gross Margin and positive Adjusted EBITDA of $1.1M, with $68.1M ending Cash Reserves

VANCOUVER, Aug. 2, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced consolidated financial results for the second quarter ended June 30, 2017. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"In Q2 we grew revenue 50% year-on-year to $26.5 million, increased gross margin 6-points to 35%, and generated positive Adjusted EBTIDA of $1.1 million," said Randy MacEwen, President and CEO. "Through the first half of 2017, revenue increased 45% to $49.2 million, gross margin increased to 38%, and Adjusted EBITDA was positive $0.4 million. In fact, Adjusted EBITDA was positive $0.6 million for the trailing 12-month period. With a strong order book and robust sales pipeline, we are well positioned to deliver a solid second half of the year."

Mr. MacEwen continued, "We are seeing growing global market interest in fuel cell electric vehicles, or FCEVs, across a number of Heavy Duty Motive applications and use cases, including buses, trucks and rail applications, where standalone battery solutions are challenged to address the market requirements."

China is poised to lead the adoption of FCEVs and Ballard continued to focus on execution of its China strategy during Q2:

•	Together with partner Guangdong Synergy Hydrogen Power Technology Co., Ltd., Ballard made significant progress toward the establishment of a fuel cell stack manufacturing joint venture in Yunfu, which remains on track to be operational later in 2017;
•	Ballard's strategic partnership with Zhongshan Broad-Ocean Motor Co., Ltd. progressed through signing of a follow-on $18 million equipment supply agreement to support the expected deployment of 400 fuel cell modules in FCEVs, with substantial deliveries expected in 2017; and
•	Ballard shipped five of its 200 kilowatt (kW) modules to CSR Sifang, which are expected to be used in the world's first fuel cell-powered trams in the City of Foshan starting in 2018.

Mr. MacEwen concluded, "Our PEM fuel cell leadership, our strategic positioning, a financial trend toward positive Adjusted EBITDA and a fully-funded business plan positions Ballard uniquely within the industry."

Q2 2017 Financial Highlights
(all comparisons are to Q2 2016 unless otherwise noted)

•	Revenue was $26.5 million, an increase of 50%, reflecting growth in both Power Products and Technology Solutions.
•	The Power Products platform generated revenue of $15.2 million, an increase of 29%:
•	Heavy Duty Motive revenue was $12.2 million, an increase of 157% resulting primarily from product shipments to fulfill orders in support of planned deployments of fuel cell electric vehicles in China;
•	The Portable Power business is significantly behind the Company's plan in 2017, primarily due to lower product shipments resulting from continued delay in the achievement of Milestone C in the U.S. Army Program of Record. Portable Power revenue was $0.9 million in Q2, a decline of 69%;
•	Material Handling revenue was $2.0 million, a decline of 21% primarily due to a lower average selling price resulting from a shift in product mix; and
•	Telecom Backup Power revenue was $0.1 million, a decrease of $1.5 million following divestiture of the Company's methanol Telecom Backup Power business assets in May 2016.

•	The Technology Solutions platform generated revenue of $11.3 million, an increase of 93% primarily reflecting increased work on our stack joint venture, bus and tram programs in China.
•	Gross margin was 35%, an improvement of 6-points primarily due to a favorable shift in product mix toward higher margin Technology Solutions and Heavy Duty Motive revenue, combined with improved manufacturing overhead and related cost absorption resulting from higher production volumes.
•	Cash operating costs[2] were $8.5 million, an increase of 1%.
•	Adjusted EBITDA[2] was $1.1 million in Q2, an improvement of $4.0 million or 136% primarily driven by higher revenue and higher gross margin.
•	Net loss was ($1.2) million, an improvement of $4.6 million or 79%.
•	Net loss per share was ($0.01), an improvement from ($0.04).
•	Adjusted net loss[2] was ($0.4) million, an improvement of $5.1 million or 93%.
•	Adjusted net loss per share[2] was ($0.00) per share, an improvement from ($0.03).
•	Cash provided by operating activities was $1.8 million, an improvement of 146% reflecting cash operating income of $1.4 million and a working capital change of $0.4 million.
•	Cash reserves were $68.1 million at June 30, an increase of 65% from the end of Q2 2016.

Q2 2017 Sales and Operations Highlights

•	Entered into a contract in June, valued at approximately $18 million, with Zhongshan Broad-Ocean Motor Co., Ltd. ("Broad-Ocean") for the supply and delivery of 400 FCveloCity® fuel cell engines expected to be used in demonstrations of fuel cell electric buses and trucks in key Chinese cities. This announcement, together with an $11 million transaction announced in April for 200 FCveloCity® engines, means that Ballard is planning to support Broad-Ocean through the expected deployment of 600 fuel cell engines having a value of $29 million, with significant deliveries expected to be made in 2017.
•	Shipped five 200kW FCveloCity® fuel cell engines to CRRC Qingdao Sifang Company ("CSR Sifang") to power trams that are expected to be deployed on the Gaoming Line in the City of Foshan, China starting in 2018. To date 6 of 10 fuel cell engines have been shipped to CSR Sifang.
•	Announced that an FCveloCity® fuel cell engine will power a hybrid class 8 drayage truck built by Kenworth Truck Company to haul shipping containers from the ports of Los Angeles and Long Beach to area warehouses and intermodal facilities during a two-year demonstration program.
•	Received an initial order for Protonex' fuel cell propulsion system, together with design services, from FlyH2 Aerospace in South Africa for use in powering its UA Plant prototype unmanned aerial vehicle (UAV or drone). FlyH2 Aerospace plans to deploy Protonex systems in all three of its drone models, which are currently in the development pipeline and planned for use in commercial applications. Protonex is a Ballard subsidiary.
•	Subsequent to quarter end, received an order from SunLine Transit Agency for five FCveloCity® fuel cell engines to power fuel cell electric buses in Palm Desert, California. Ballard is partnering with ElDorado National and BAE Systems to deliver the fuel cell buses, powered by Ballard's 150kW engines, which are expected to be shipped in 2017.

Q2 2017 Corporate Platform Highlights

•	In alignment with the company's board renewal process, Ms. Janet Woodruff joined the board of directors on April 1.
•	Rob Campbell joined the executive leadership team as Vice President and Chief Commercial Officer on May 1.
•	Awarded a special "GreenTech 2017" prize in Berlin, Germany for powering Europe's largest fuel cell bus fleet in Aberdeen, Scotland. Ten fuel cell buses, powered by Ballard 150kW FCveloCity® fuel cell engines, have been providing zero-emission transportation throughout Aberdeen since 2014.

Q2 2017 Financial Summary

(Millions of U.S. dollars)	Three months ended June 30,			Six months ended June 30,
	2017	2016	% Change	2017	2016	% Change
GROWTH
Fuel Cell Products & Services Revenue:[1]
Heavy Duty Motive	$12.2	$4.7	157%	$19.4	$8.0	142%
Portable Power	$0.9	$2.9	-69%	$2.1	$5.4	-62%
Material Handling	$2.0	$2.5	-21%	$4.2	$6.6	-36%
Backup Power	$0.1	$1.6	-93%	$0.7	$1.9	-66%
Sub-Total	$15.2	$11.8	29%	$26.3	22.0	20%
Technology Solutions	$11.3	$5.9	93%	$22.9	$11.9	91%
Total Fuel Cell Products & Services Revenue	$26.5	$17.6	50%	$49.2	$34.0	45%
PROFITABILITY
Gross Margin $	$9.3	$5.1	81%	$18.8	$8.4	124%
Gross Margin %	35%	29%	6-points	38%	25%	13-points
Operating Expenses	$10.2	$10.1	1%	$22.2	$23.1	-4%
Cash Operating Costs[2]	$8.5	$8.4	1%	$18.4	$17.8	4%
Adjusted EBITDA[2]	$1.1	($2.9)	136%	$0.4	($10.1)	104%
Net Income (Loss)	($1.2)	($5.8)	79%	($4.1)	($15.8)	74%
Earnings Per Share	($0.01)	($0.04)	81%	($0.02)	($0.10)	77%
Adjusted Net Income (Loss)[2]	($0.4)	($5.4)	93%	($3.3)	($14.2)	77%
Adjusted Net Loss Per Share[2]	($0.00)	($0.03)	94%	($0.02)	($0.09)	79%
CASH
Cash Provided (Used) by Operating Activities:
Cash Operating Income (Loss)	$1.4	($3.7)	138%	$0.2	($11.1)	102%
Working Capital Changes	$0.4	($0.2)	268%	($1.5)	($0.3)	-442%
Cash Provided (Used) By Operating Activities	$1.8	($3.9)	146%	($1.3)	($11.4)	89%
Cash Reserves	$68.1	$41.3	65%

For a more detailed discussion of Ballard Power Systems' second quarter 2017 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, August 3, 2017 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review its second quarter 2017 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Investor Presentations and Events' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, commercial truck and tram applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2] Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss), are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. Adjusted Net Income (Loss) measures net income (loss) attributable to Ballard from continuing operations, excluding transactional gains and losses, asset impairment charges, and acquisition costs.

SOURCE Ballard Power Systems Inc.

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For further information: Guy McAree, +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 18:33e 02-AUG-17